Filed Pursuant to Rule 253(g)(2)

File No. 024-11018

OPEN PROPS INC.

(FORMERLY KNOWN AS YOUNOW, INC.)

SUPPLEMENT NO. 2 DATED NOVEMBER 15, 2021

TO THE OFFERING CIRCULAR DATED AUGUST 4, 2021

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of Open Props Inc. (formerly known as YouNow, Inc.) (the “Company”) dated August 4, 2021, as it has been and may be amended or supplemented from time to time, including by Supplement No. 1 to the Offering Circular, filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2021. To the extent that any information contained in this Supplement No. 2 conflicts or is inconsistent with information in the Offering Circular, the information in this Supplement No. 2 supersedes and replaces the conflicting or inconsistent information in the Offering Circular.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. This Supplement No. 2 to the Offering Circular is not complete without, and may not be delivered or used except in connection with, the Offering Circular and Supplement No. 1 to the Offering Circular.

The purpose of this Supplement No. 2 is to disclose that, on November 14, 2021, the Company ceased providing users of Props Apps with the ability to accrue Pending Props, and that December 16, 2021 is expected to be the last day that users of Props Apps who have accrued Pending Props will be able to claim Props Tokens, as well as certain related information with respect to the issuance of Props Tokens pursuant to the Offering Circular.

The following text should be considered part of the cover page of the Offering Circular:

On November 14, 2021, the Company ceased providing Props Apps operating as part of the Props Network with the ability to allow users of those Props Apps to accrue Pending Props. The Props Apps have ceased to provide their users with this ability at various times over the last few weeks, following the Company’s announcement on August 13, 2021 that it intends to discontinue the Props Offering, the Props PBC Offering and its support of the Props Network on or after December 11, 2021 and on or before December 31, 2021, as described more fully in Supplement No. 1 to the Offering Circular, filed with the SEC on August 13, 2021.

The Company has been exploring, and will continue to explore, strategic alternatives that may permit the continuation (or, if discontinuance occurs, the re-commencement) of the Props Loyalty Program, the Props Offering and the Props PBC Offering after the discontinuations described above, including without limitation by means of a transfer of the common stock of the Company to another party or parties. To date, no such strategic alternative has emerged or is currently under consideration. The Company will file additional documents with the SEC as required in the event any such alternative develops. However, there can be no assurance that any such alternative exists or could be effectuated prior to the intended discontinuations, or at any time. Unless a strategic alternative is available and can be effectuated, the Props Loyalty Program, the Props Offering and the Props PBC Offering will end on December 16, 2021, and thereafter you will be unable to take the steps necessary to claim Props Tokens. If the Props Loyalty Program, the Props Offering and the Props PBC Offering are discontinued, any Pending Props that have been accrued will no longer have any utility after that date, other than any utility that may be provided within the Props App in which such Pending Props were accrued. For more information, please see Supplement No. 1 to the Offering Circular, filed with the SEC on August 13, 2021.